September 12, 2016

Mr. Tom Jones

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	SpectraScience, Inc. (the “Company”) Preliminary Information Statement on Schedule 14C Filed August 16, 2016 File No. 000-13092

Dear Mr. Jones:

Thank you for the comments and questions raised in your letter of August 31, 2016, regarding the referenced filing. In order to expedite your review, we are providing the following additional disclosure keyed to your comments as follows:

Security Ownership of Certain Beneficial Owners and Management page 2

1. Please include in your filing a table identifying the owners of your Series AA Super Voting Stock as required by Item 403 of Regulation S-K.

The Company is filing concurrently with this communication an Amendment No. 1 to the Preliminary Schedule 14C expanding the Beneficial Ownership Schedule to reflect that Messrs. Pappelbaum, McWilliams and Mulford each own 1,000 shares of the Series AA Super Voting Stock enabling each to vote the equivalent of up to 1,000,000,000 shares of Common Stock.

2. Provide us your analysis of how you obtained approval of the “Consenting Stockholders” consistent with Regulation 14A.

On August 8, 2016, the Company obtained written consents from holders of a majority of shares entitled to vote on the proposal. The result of the vote was included in the Company’s Form 10-Q for the Quarterly Period Ended June 30, 2016 filed on August 15, 2016 as Item 5. Other Information. The solicitation for the written consent was made only to the three holders of the Series AA Super Voting Stock, Messrs. Pappelbaum, McWilliams, and Mulford, who are members of the Board of Directors of the Company and as such are very familiar with the Company and its affairs.

Securities and Exchange Commission

September 12, 2016

3. Please file a Form 8-K to provide disclosure required by Items 3.02 and 5.01 related to your issuance of the Series AA Super Voting Stock.

The Company is filing concurrently with this communication a Form 8-K providing the disclosure required by Items 3. 02 and 5.01 related to the issuance of the Series AA Super Voting Stock.

We acknowledge that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing,

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We shall be pleased to address any additional comments or concerns the Staff may have concerning our filings.

Sincerely,

/S/ LOWELL W. GIFFHORN
Lowell W. Giffhorn
Chief Financial Officer